
August 28, 2012

<u>Via E-mail</u>
Mr. Craig Howie
Executive Vice President and Chief Financial Officer
Everest Re Group, Ltd.
Wessex House – 2nd Floor
45 Reid Street
PO Box HM 845
Hamilton HM DX, Bermuda

Re: **Everest Re Group, Ltd.**
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-15731

Dear Mr. Howie:

        We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                         Sincerely,

                                         /s/ Joel Parker

                                         Joel Parker
                                         Accounting Branch Chief